Exhibit 3.1




                         CERTIFICATE OF AMENDMENT TO THE
                         CERTIFICATE OF INCORPORATION OF
                            PATIENT INFOSYSTEMS, INC.


     It is hereby certified that:

1.   The  name  of  the   corporation   is  Patient   Infosystems,   Inc.   (the
     "Corporation").

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out the first sentence of Article 4(a) thereof and by substituting in lieu of said sentence the following new sentence:

     "The total number of shares which the Corporation shall have authority to issue is 100,000,000 shares of capital stock, divided into 80,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share."

3. The Certificate of Incorporation of the Corporation is hereby amended by adding the following Article 4(c):

          Effective on January 9, 2004 (the "Effective Time") each 1 share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall automatically be combined, without any action on the part of the holder thereof, into 1/12 of 1 share of fully paid and nonassessable Common Stock of the Corporation ("New Common Stock"), subject to the treatment of fractional share interests described below.

          Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder's certificate(s) representing Old Common Stock (whether one or more, "Old Certificates") for cancellation pursuant to procedures adopted by the Corporation, a certificate(s) representing the number of whole shares of New Common Stock (whether one or more, "New Certificates") into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates and, where applicable, cash in lieu of fractional shares, as provided below.

          No fractional shares of Common Stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. A holder of Old Certificates at the Effective Time who would otherwise be entitled to a fraction of a share of New Common Stock shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share closing bid price of the Common Stock on the day immediately prior to the Effective Time, as reported the Over-the-Counter Bulletin Board.

4. The amendments of the Certificate of Incorporation herein certified have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. The effective time of the amendments herein certified shall be the date of filing of this Certificate of Amendment.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name on this 31st day of December, 2003.


                                  PATIENT INFOSYSTEMS, INC.

                                  By:  /s/Roger L. Chaufournier
                                       ----------------------------
                                  Name:  Roger L. Chaufournier
                                  Title:  Chief Executive Officer